January 27, 2017

VIA EDGAR

Ms. Christina Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street NE
Washington D.C. 20549-8626

RE:

Clough Global Allocation Fund (currently known as Clough Global Dividend and Income Fund) (“GLV”), File No. 811-21583; Clough Global Equity Fund (“GLQ”), File No. 811-21712; Clough Global Opportunities Fund (“GLO” and together with GLV and GLQ, each a “Registrant” or “Fund” and collectively, the “Funds”), File No. 811-21846

Dear Ms. Fettig,

On behalf of each Registrant, this letter responds to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of each Registrant, on August 26, 2016 and on November 15, 2016 with respect to the review of each Registrant’s Form N-CSR filing for the fiscal year ended October 31, 2015, as filed with the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on January 8, 2016 (the “Annual Report”). Set forth in the numbered paragraphs below are the Staff’s comments provided on August 26, 2016, accompanied by each Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Annual Reports.

1.	Comment: Each Fund’s name suggests it will focus on investments in global securities. However, in each Registrant’s response letter to the Staff dated March 27, 2013 to comments provided by the Staff on each Fund’s Form N-CSR filing for the fiscal year ended March 31, 2012 (the “2013 Response Letter”), the Registrant stated its belief that the Fund is not subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and thus is not subject to the “80% Test” (the “Names Test Rule”). Please discuss the applicability of the Names Test Rule to each Fund. Additionally, using the portfolio allocation charts included in each Fund’s Annual Report, include in your response the percentage of each Fund’s assets invested outside of the U.S.
Further, please explain the difference between the percentages of assets included in the last paragraph of the below response and the percentages of assets included in the Funds’ Fact Sheets. Additionally, please explain the phrase “substantial amount of business outside the United States,” including what factors are considered, and how the economically tied to test is satisfied.
Response: As noted in the 2013 Response Letter, each Registrant believes that it is not subject to the Names Test Rule. The Registrants note that, in connection with the adoption of the Names Test Rule, the Staff stated in response to Question 10 in the “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” that “[t]he terms “international” and “global” connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.”

In addition, in a June 4, 2012 memorandum issued by the Investment Company Institute (“ICI”), the ICI discussed the clarification it received from senior members of the Staff regarding the use of such terms in fund names. In response to ICI’s request, the Staff members indicated that the
Staff “seeks to ensure that funds using these terms explain how they intend to invest consistent with this connotation”. The ICI indicated further that the Staff “believes that one effective way to satisfy this mandate is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US or, if conditions are not favorable, invest at least 30 percent of its assets outside the US. They do not believe, however, that this approach is compulsory.” (emphasis added)

Consistent with the Staff’s position, GLO notes that it has included language that under normal circumstances, the Fund expects to invest in securities of issuers located in at least three countries. GLV and GLQ each also have included language that under normal circumstances, the
Fund expects to invest in securities of issuers located in at least three countries (in addition to the
United States). Each Fund also notes its long operating history such that this type of new disclosure discussing its investment strategy to invest globally may inappropriately indicate an investment strategy change to shareholders and result in shareholder confusion.

Each Registrant further confirms, for the Staff’s information, that as of August 31, 2016 it has invested in the securities of companies in 17 countries outside of the U.S. and GLV, GLQ and
GLO have invested as of August 31, 2016, 49.6%, 50.6%, and 52.8%, respectively, of its assets invested in securities of companies located, or doing a substantial amount of business, outside the
United States. These values are calculated based on the gross market value of securities plus the gross notional value of swap contracts as a percent of each Fund’s total net assets. The values shown in each Fund’s fact sheets are calculated based on total investments, including securities sold short and derivatives contracts.

In addition, a “substantial amount of business” would include securities of companies that, during a company’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed outside of the United States.

2	.	Comment: Each Fund’s asset coverage ratio is below 300%. In its 2013 Response Letter, the
Registrant states that the Committed Facility Agreement with BNP Paribas Prime Brokerage, Inc.
(“BNP”) (the “Facility”) “is not considered a ‘senior security’ per Section 18(g) of the 1940
Act…” Please explain why the Registrant believes the Facility is not considered a senior security.

Further, please confirm the Registrant was in compliance each time it drew on the Facility.
Additionally, please confirm or discuss whether the Registrant has breached any loan covenants under the Facility.

Response: Each Registrant believes it has met the 300% asset coverage test imposed by Section
18(a)(1) of the 1940 Act. Each Registrant notes that the calculation of the asset coverage of at least 300% is only required to be made at the time the Registrant draws on the Facility and not on a daily basis. Each Registrant further notes that the Facility is not considered a ‘senior security’
for purposes of Section 18(a)(1)(B) and (C) of the 1940 Act such that the Registrant is not required to meet the 300% asset coverage test at the time of declaration of a dividend or distribution.

During the period covered by the Annual Report, the Registrant notes that it did not draw on the
Facility. The Registrant notes that the last time it drew on the Facility was December 31, 2013, at which time the Registrant was compliant with the 300% asset coverage test imposed by Section

18(a)(1) of the 1940 Act. Further, the Registrant confirms that, to its knowledge, it has not breached any loan covenants under the Facility.

3	.	Comment: Note 6 to the Financial Statements refers to hypothecation securities income in connection with each Fund’s Lending Agreement. Please confirm there is no loan that is in excess of the 300% asset coverage requirement set forth in Section 18(a) of the 1940 Act.
Additionally, please explain how the Registrant monitors to ensure loaned securities do not exceed the 300% asset coverage requirement in Section 18(a) of the 1940 Act.

Response: Each Registrant’s Facility is a standard type of credit facility that involves marketable securities as collateral. Both banks and broker-dealers as a matter of industry practice include provisions allowing the lender to rehypothecate collateral securities. Each Registrant believes that this type of credit facility has in the past been viewed as a borrowing rather than a securities loan. The only possible difference in this case, is that the Funds have negotiated a reduction of borrowing costs in form of a fee to the extent the lender rehypothecates the collateral.

Notwithstanding the foregoing, collateral that is rehypothecated by BNP may not exceed the amount of the loan proceeds under the Facility, thus ensuring that each Registrant will have received value equivalent to the value of the collateral that is being rehypothecated. The market value of the rehypothecated collateral is determined on a daily basis, and if necessary, appropriate adjustments are made. Each Registrant retains the right to receive dividends, interest and other distributions with respect to the collateral. Each Registrant is able to vote the collateral, including, if necessary, by calling for the return of the hypothecated securities in time to vote. Each Registrant has the right to repay the borrowings under the Facility at any time, thereby securing the prompt return of the collateral.

Nevertheless, because BNP’s ability to borrow securities from the pledged collateral is limited to the amount of a Registrant’s outstanding borrowings (and the amount of borrowed securities are marked-to-market daily) and the amount of a Registrant’s borrowings (at the time of borrowing)
is limited such that the Registrant must maintain a 300% asset coverage at the time of borrowing,
BNP is effectively limited to a 300% asset coverage for any rehypothecated securities (i.e. one-
third of such Registrant’s total asset value).

4	.	Comment: Note 6 to the Financial Statements describes the loan of Fund securities pursuant to each Fund’s Lending Agreement. The Staff notes that securities lending disclosure typically includes a discussion on related fees. Please confirm the income received is net of any fees retained by the servicing agent.

Response: The Registrant notes that BNP Paribas Prime Brokerage, Inc. has agreed to pay each
Fund a fee in connection with the Lending Agreement. Unlike a typical securities lending arrangement, the Funds do not pay a lending agent fee.

5	.	Comment: Footnote (f) to each Fund’s Statement of Investments states “[f]loating or variable rate security – rate disclosed as of October 31, 2015.” Please consider disclosing in the footnote, the terms of the rate, such as the base rate, and any floors on the spread.

Response: Each Registrant notes that there is no requirement under U.S. GAAP or Regulation S-
X to disclose a description of reference rates and spreads for adjustable rate securities. However, in acknowledgment of the comment, each Registrant will evaluate the costs and benefits of including such descriptions in the Statements of Investments going forward, as well as monitor for the potential impact of regulatory developments with respect to such disclosure, before determining whether to do so.

6	.	Comment: On page 57, in the Section 19(A) Notices section of the Annual Report, the
Registrant includes estimated amounts and sources of distributions for the year ended October 31,
2015. Please explain why the financial statements do not estimate any return of capital.

Response: Each Registrant notes that the 19(A) Notices issued during the year reflect estimated amounts from returns of capital, but that, as of the end of the fiscal year, the sources of distribution did not include returns of capital.

7	.	Comment: Instruction 1 to Item 8(a)(1) of Form N-CSR requires that the information required by this paragraph be as of the date of filing the report. Please ensure future filings provide information as of the date of filing the report.

Response: The requested revision will be incorporated in future financial reports of each
Registrant filed on Form N-CSR.

8	.	Comment: Item 9 of Form N-CSR requires a row showing the totals of each column in the
Purchases of Equity Securities table. Please include this information in future filings.

Response: The requested revision will be incorporated in any future financial reports of each
Registrant filed on Form N-CSR that include Registrant purchases of equity securities.

9	.	Comment: Consider revising the heading of the “most recent dividend” tab on the Registrant’s website to “most recent distribution.”

Response: The Registrant will revise the language in response to the Staff’s comment.

* * *

If you have any questions or further comments, please contact me at 720.917.0623.

Very truly yours,

/s/Abigail J. Murray
Abigail J. Murray, Esq.

cc:	Cliff Alexander, Esq.

4